

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 1, 2016

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
2017 W Peoria Avenue
Phoenix, AZ 85029

      **Re:    Creative Medical Technology Holdings, Inc.**
             **Draft Registration Statement on Form S-1**
             **Submitted June 20, 2016**
             **CIK No. 0001187953**

Dear Mr. Warbington:

      Our preliminary review of your draft registration statement indicates that it fails to comply with the requirements of the form.  Specifically, we note the independent auditor's report of Haynie & Company does not refer to the standards of the Public Company Accounting Oversight Board.  Refer to Section 4110.5 3b of the Division of Corporation Finance's Financial Reporting Manual, available on the Commission's website.  As a result, we will not perform a detailed examination of the draft registration statement and we will not issue comments.

      You may submit a substantive amendment to correct the deficiency.  You may contact Jim B. Rosenberg, Senior Assistant Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters.  Please contact Tara Keating Brooks at (202) 551-8336 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                         Sincerely,

                         /s/ Mary Beth Breslin for

                         Suzanne Hayes
                         Assistant Director
                         Office of Healthcare and Insurance